HANWHA SOLARONE DEFINES NEW IDENTITY AND SYNERGIES WITH HANWHA GROUP

SHANGHAI, China, January 24, 2010 – Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd., or "Hanwha SolarOne" or the "Company") (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today expanded upon the significance behind its transition from the “Solarfun” brand name to its new “Hanwha SolarOne” identity.

Hanwha SolarOne is an independent, global, vertically integrated PV module manufacturer.  Since 2004, as Solarfun, the Company has built a firm reputation as an established manufacturer, with a competitive cost structure and broad portfolio of high-quality PV products.  By changing its name to Hanwha SolarOne, the Company has signaled its new relationship with its largest shareholder Hanwha Chemical Corporation, which offers significant, beneficial synergies.

Hanwha Chemical Corporation plans to engage in the production of high-grade crystalline silicon – the raw material used to produce silicon ingots, wafers, and cells – and Hanwha Group is currently engaged in solar project development and financing.  Through its strategic partnerships with Hanwha Chemical Corporation and the Hanwha Group, the Company will have greater access to both upstream (crystalline silicon) and downstream (project development and financing) resources for the manufacturing and distribution of its high-quality PV modules.

Dr. Peter Xie, President and CEO of Hanwha SolarOne commented, “Hanwha SolarOne represents a redefinition of the solar value chain.  With enhanced control of our supply chain through the raw material capabilities of Hanwha Chemical Corporation, and expanded project development capabilities through the Hanwha Group, we believe Hanwha SolarOne will be able to develop a broader PV module portfolio for a wide range of applications in the utility, commercial, and residential markets. Our new name – Hanwha SolarOne – reflects our aspiration to be among the top global PV module manufacturers, while we carry on our same dedication to providing cost-effective, high-quality products to our customers.”

In September 2010, South Korea-based Hanwha Chemical invested in Solarfun Power Holdings Co., Ltd., purchasing 49.99% of its shares.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd., f/k/a Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
             Paul Combs
             V.P. Strategic Planning
             Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
             P. R. China
             Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
             E-mail: paul.combs@hanwha-solarone.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
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E-mail:  tfleming@ChristensenIR.com